SANTARO INTERACTIVE ENTERTAINMENT COMPANY
795 Bethany Turnpike
Honesdale, PA 18431
Tel: (570) 851-7986

June 7, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
100 F St, NE
Washington, DC 20549-4561

Attention: Mr. Evan S. Jacobson

Re: Santaro Interactive Entertainment Company – Registration Statement on Form S-1 Amendment No. 4 – File No. 333-165751

Dear Sirs,

In response to your letter dated June 4, 2010, concerning the deficiencies in our registration statement on Form S-1, we provide the following responses:

Our Market, page 29

1.
We note your response to prior comment 3.  Given the nature of your proposed product, it is unclear why the percentage of children in the United States that plays games, or plays games online, is relevant.  Please revise.

We have revised the section and removed the reference that the Commission considers irrelevant.

Additional Information, page 40

2.
We note your response to prior comment 2.  This section should be moved to Part I of the registration statement, which includes information required in the prospectus.  See Item 11(a) of Form S-1 and Item 101(e) of Regulation S-K.

We have moved this section to Part I of the registration statement.

Yours truly,

/s/ James D. Edsall
James D. Edsall, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, President & Director